For:          B+H Ocean Carriers Ltd.

From:      Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI  02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Gain on Sale of Vessels and Unaudited Results for the First Quarterly Period Ended March 31, 2008

NEW YORK, NEW YORK, May 15, 20088. . . . B+H Ocean Carriers Ltd. (AMEX:  BHO) reported gains on the sale of two vessels totaling $13.1 million, giving rise to unaudited net income of $11.1 million or $1.61 per share basic and diluted, for the three months ended March 31, 2008 compared to $3.1 million or $0.44 per share basic and diluted, for the three months ended March 31, 2007. The Company added that income from vessel operations was $1.8 million in the first quarter of 2008 as compared to $5.2 million for the first quarter of 2007. EBITDA for the three months ended March 31, 2008 was $21.1 million, including the gain on vessel sales of $13.1 million, as compared to $11.3 million for the comparable period of 2007. Basic earnings per share calculations are based on weighted average shares outstanding of 6,864,576 and 6,986,499 respectively, for the three months ended March 31, 2008 and 2007. There are no dilutive securities at March 31, 2008 or 2007.

The Company noted that offhire relating to its double hull conversion project was 239 days in the first quarter of 2008 and that offhire related to drydocking totaled 39 days in the same period. Offhire relating to its double hull conversion project was 65 days in the first quarter of 2007 and offhire related to drydocking totaled 41 days in the same period.

The Company also reported that losses on the market value of derivative instruments were $1.2 million in the three month period ended March 31, 2008. Approximately $0.3 million of the losses were from changes in the market value of put option contracts which were entered into to mitigate the risk associated with changes in charter rates. Another $1.1 million was due to changes in the market value of interest rate swaps that do not qualify as cash flow hedges. This total was offset by gains on non deliverable foreign exchange transactions entered into to mitigate the risk associated with changes in the Chinese Yuan. The two vessel conversions currently under contract are both effectively denominated in Chinese Yuan.

The Company added that it currently intends to make acquisitions of single-hulled tankers to be converted to bulk carriers. Its first tanker to bulk carrier conversion was completed on May 1, 2008, the Company said, adding that it believes the risk/reward of such projects is attractive. The Company has now completed five vessel conversions, has a sixth underway and believes it has developed substantial process knowledge through the implementation of these projects.

           The following is a discussion of our financial condition and results of operations for the quarterly period ended March 31, 2008 and 2007. You should read this section together with the unaudited and audited consolidated financial statements for the periods mentioned above.

Quarter ended March 31, 2008 (unaudited) versus quarter ended March 31, 2007 (unaudited)

Revenues

Revenues from voyage, time and bareboat charters decreased $1.7 million or 6% from the first quarter of 2007 to that of 2008. The decrease is due to the increase in offhire related to conversions and special surveys, as well as to the sale of two vessels in the first quarter of 2008. The Company, through wholly-owned subsidiaries, sold one combination carrier and one medium range product tanker in the first quarter of 2008. The sold vessels had revenue of $4.9 million in the first quarter of 2007 but only $2.4 million of revenue in the first quarter of 2008 resulting in $2.5 million less revenue in 2008. Offhire for vessel conversions and special surveys accounted for an additional $0.6 million reduction in revenue in the first quarter of 2008 as compared to the first quarter of 2007. An additional $0.9 million reduction in revenue is due to the decrease in voyage days from 429 in 2007 to 375 in 2008. This was offset by revenue from a vessel acquired in the second quarter of 2007 of $2.3 million.

Voyage expenses

Voyage expenses increased $0.9 million or 15% from the first quarter of 2007 to the first quarter of 2008. The increase is comprised of $0.5 million in direct voyage expenses for fuel costs and $0.4 million of voyage overhead expenses.

Amortization of deferred charges

The increase in amortization of deferred charges of $0.7 million or 73% is due to the completed conversions of three more of the Company’s product tankers to IMO II/III chemical tankers during 2007. The conversion costs are being amortized over the remaining estimated useful life of the vessels.

Income from investment in Nordan OBO 2 Inc.

The $0.1 increase in income from the Company’s investment in Nordan OBO 2 Inc. is due to an increase in revenue from the profit sharing arrangement on the vessel. Nordan OBO 2 Inc. is entitled to 50% of the profits above the guaranteed minimum daily rate.

 Interest expense and interest income

The $0.7 million (26%) increase in interest expense is due to the increase of $18.4 million in debt from December 31, 2006 to December 31, 2007 for the acquisition of one vessel and to finance the conversion cost of four vessels. In addition, although the average LIBOR rate was lower in the first quarter of 2008 than in the first quarter of 2007, the reset dates for the Company’s loans fall predominantly in December and January, prior to the significant rate cuts.

The decrease in interest income of $0.6 million is due to the fact that the Company’s average cash balance in the first quarter of 2007 was $72.4 million compared to an average cash balance of $69.3 million for the same period in 2008. In addition, the average LIBOR balance decreased from 5.35% in the first quarter of 2007 to 3.26% in the first quarter of 2008.

Loss on fair value of derivative assets

The loss on derivative assets includes $1.1 million loss on the value of the interest rate swaps and $0.3 million loss on the value of the put options purchased on a dry cargo index. In the same period of 2007, these losses were $0.2 million and $0.6 million, respectively.

Gain on foreign currency exchange contracts

The Company entered into foreign currency exchange contracts to mitigate the risk associated with changes in the Chinese Yuan. Gains on the fair value of these contracts were $0.3 million at March 31, 2008.

Gain on sale of vessels

The Company, through wholly owned subsidiaries, sold two vessels in the first quarter of 2008. The combined selling price of the vessels was $39.1 million resulting in aggregate gain on sale of $13.1 million.

Liquidity and Capital Resources

Cash at March 31, 2008, amounted to $87.9 million, an increase of $26.3 million as compared to December 31, 2007. The increase in the cash balance is attributable to net inflows from investing activities of $36.7 million, which were offset by outflows for operations of $0.4 million and outflows for financing activities of $10.0 million.

The inflow from investing activities is attributable to the net proceeds from sale of vessels of $38.1 million and  dividends, net of earned income, of $0.2 million from the investment in Nordan OBO 2 Inc. This was offset by the investment in vessel conversions of $1.7 million.

The outflow for financing activities is primarily attributable to the payment of mortgage principal of $9.7 million, purchases of treasury stock for $0.1 million and payments for debt issuance costs of $0.1 million.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product tankers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of four IMO II/III chemical tankers, two MR product tankers, one Panamax product tanker, one Supramax bulkcarrier, five combination carriers and a 50% interest in another. Eight of the vessels are currently fixed on long-term time charters, which varied in original length of between three and five years. The remaining vessels are operated in the spot market at this time and one is being converted to a dry bulk carrier.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s latest Annual Report on Form 20F, access the Company’s website:www.bhocean.com

Company Contact:                              John LeFrere
917.225.2800

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

ASSETS	March 31, 2008	December 31, 2007
CURRENT ASSETS:
Cash and cash equivalents	$87,858,184	$61,604,868
Marketable securities	791,351	982,300
Trade accounts receivable, less allowance for doubtful accounts of $336,392 at March 31, 2008 and December 31, 2007	2,703,189	4,748,262
Vessel Held for Sale	-	24,984,092
Inventories	2,313,112	3,406,856
Prepaid expenses and other current assets	1,296,027	1,682,264
Total current assets	94,961,863	97,408,642

Vessels, at cost:
Vessels	347,456,503	344,351,597
Less - Accumulated depreciation	(67,432,033)	(61,888,379)
	280,024,470	282,463,218

Restricted cash	68,085	68,085

Investment in Nordan OBO II Ltd	9,778,387	9,991,686
Investment in debt securities	5,000,000	5,000,000
Other assets	3,517,698	3,576,221
Fair value of freight forward contracts	6,973,197	7,292,718
Fair value of derivative asset	334,485	32,904

Total assets	$400,658,185	$405,833,474

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$26,066,547	$35,178,817
Accrued liabilities	5,176,967	3,111,242
Accrued interest	1,217,012	1,232,131
Current portion of mortgage payable	37,943,056	37,632,601
Deferred income	6,204,304	6,578,016
Other liabilities	182,215	234,300
Total current liabilities	76,790,101	83,967,107

Fair value of derivative liability	3,980,993	1,760,148

Long term debt	152,630,707	162,669,596

Bonds payable	25,000,000	25,000,000

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 6,857,844 shares outstanding as of
March 31, 2008; 6,866,615 shares outstanding as of December 31, 2007	75,572	75,572
Paid-in capital	93,863,095	93,863,095
Retained earnings	61,762,092	50,699,428
Other Comprehensive income	(1,903,387)	(824,785)
Treasury stock	(11,540,988)	(11,376,687)
Total shareholders' equity	142,256,384	132,436,623
Total liabilities and shareholders' equity	$400,658,185	$405,833,474

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Income

	For the three	For the three
	months ended	months ended
	March 31, 2008	March 31, 2007
Revenues:
Voyage, time and bareboat charter revenues	$25,590,791	$27,291,049
Other revenue	502,022	499,462
Total revenues	26,092,813	27,790,511

Operating expenses:
Voyage expenses	7,220,522	6,290,145
Vessel operating expenses, drydocking and survey costs	9,729,633	9,768,655
Vessel depreciation	3,777,815	3,912,959
Amortization of deferred charges	1,923,116	1,091,409
General and administrative:
Management fees to related party	303,435	280,438
Consulting and professional fees, and other expenses	1,322,429	1,218,486
Total operating expenses	24,276,950	22,562,092

Income from vessel operations	1,815,863	5,228,419

Other income (expense):
Equity in income of Nordan OBO II	536,700	396,758
Interest expense	(3,550,145)	(2,820,554)
Interest income	490,297	1,088,365
Gain on trading marketable securities	(197,276)	(5,681)
Loss on fair value of interest rate swaps	(1,142,243)	(238,273)
Loss on fair value of freight forward contracts	(319,521)	(577,538)
Gain on foreign currency hedging transactions	301,581	-
Gain on sale of vessels	13,127,408	-
Total other expenses, net	9,246,801	(2,156,923)

Net income	$11,062,664	$3,071,496

Basic earnings per common share	$1.61	$0.44

Diluted earnings per common share	$1.61	$0.44

Weighted average number of common shares outstanding:
Basic	6,864,576	6,986,499
Diluted	6,864,576	6,986,499

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the Three	For the Three
	months ended	months ended
	March 31, 2008	March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,062,664	$3,071,496
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,777,815	4,908,517
Amortization of deferred charges	1,923,116	95,851
Loss on fair value of interest rate swaps	1,142,243	238,273
Loss on fair value of Freight Forward Contracts	319,521	577,538
Loss on fair value of marketable securities	190,949	5,681
Gain on sale of vessels	(13,127,408)	-
Gain on non deliverable foreign currency contracts	(301,581)	-
Compensation recognized under stock awards	-	8,446

Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	2,045,073	(2,048,522)
Decrease (increase) in inventories	1,093,744	(141,887)
Decrease in prepaid expenses and other assets	386,237	1,024,442
(Decrease) increase in accounts payable	(9,112,270)	1,939,479
Increase in accrued liabilities	2,065,725	2,422,666
Decrease in accrued interest	(15,119)	(48,138)
(Decrease) increase in deferred income	(373,712)	357,215
(Decrease) increase in other liabilities	(52,085)	825
Payments for special surveys	(1,448,490)	(1,517,188)
Total adjustments	(11,486,242)	7,823,199
Net cash (used in) provided by operating activities	(423,578)	10,894,695

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of vessel	38,111,500	-
Investment in vessel conversions	(1,656,416)	(6,226,515)
Investment in Nordan OBO II Inc.	(536,701)	(396,758)
Return of capital from Nordan OBO II Inc.	750,000	-
Investment in derivative asset	-	(655,414)
Other investment	(17,411)	-
Net cash provided by (used in) investing activities	36,650,972	(7,278,687)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt/securities issuance costs	(81,343)	(250,131)
Mortgage proceeds	-	27,000,000
Payment of unsecured debt	-	(31,403,062)
Purchase of treasury stock	(164,301)	(2,194,232)
Issuance of treasury shares	-	200,690
Payments of mortgage principal	(9,728,434)	(8,300,000)
Net cash used in financing activities	(9,974,078)	(14,946,735)

Net increase (decrease) in cash and cash equivalents	26,253,316	(11,330,727)
Cash and cash equivalents, beginning of period	61,604,868	78,391,028
Cash and cash equivalents, end of period	$87,858,184	$67,060,301